Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail :	ir@fmc-ag.com

North America:
Heinz Schmidt
	Phone:	+ 1 781 402 9000
Ext.: 4518
	Fax:	+ 1 781 402 9741
	E-mail:	ir@fmc-ag.com

	Internet:	http://www.fmc-ag.com

June 2, 2006

Renal Care Group Subpoenaed Regarding Stock Option Program

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA announced today that its wholly-owned subsidiary, Renal Care Group, Inc., has received a subpoena from the United States Attorney’s Office for the Southern District of New York requesting documents relating to grants of stock options by Renal Care Group during the period from when Renal Care Group was formed in 1996 through the present. Fresenius Medical Care completed the acquisition of Renal Care Group on March 31, 2006.

Based on Fresenius Medical Care’s confidence in the management of Renal Care Group, the Company believes that Renal Care Group’s option program was appropriately administered. On behalf of Renal Care Group, Fresenius Medical Care will cooperate with the U.S. Attorney’s office to resolve this matter expeditiously.

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Fresenius Medical Care AG & Co. KGaA, June 02, 2006

Fresenius Medical Care is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of approximately 2,045 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 158,700 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.